# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Co, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, SHANGHAI, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001646015

## Reporting persons
- Shunwei China Internet Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 161,060,102 ordinary shares held by Talented Ventures III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited.
  
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the offering, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on December 6, 2024. The voting power of the shares beneficially owned by the Reporting Person represents 14.0% of the total outstanding voting power of the Issuer.
- Talented Ventures III Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 161,060,102 ordinary shares held by Talented Ventures III Limited.
  
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the offering, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on December 6, 2024. The voting power of the shares beneficially owned by the Reporting Person represents 14.0% of the total outstanding voting power of the Issuer.
- Shunwei Capital Partners III GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 161,060,102 ordinary shares held by Talented Ventures III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P..
  
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the offering, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on December 6, 2024. The voting power of the shares beneficially owned by the Reporting Person represents 14.0% of the total outstanding voting power of the Issuer.
- Shunwei Capital Partners III GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 161,060,102 ordinary shares held by Talented Ventures III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P..
  
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the offering, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on December 6, 2024. The voting power of the shares beneficially owned by the Reporting Person represents 14.0% of the total outstanding voting power of the Issuer.
- Silver Unicorn Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 161,060,102 ordinary shares held by Talented Ventures III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited.
  
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the offering, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on December 6, 2024. The voting power of the shares beneficially owned by the Reporting Person represents 14.0% of the total outstanding voting power of the Issuer.
- Tuck Lye Koh: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 161,060,102; shared voting power 0; sole dispositive power 161,060,102; shared dispositive power 0; aggregate amount beneficially owned 161,060,102 (14% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents 161,060,102 ordinary shares held by Talented Ventures III Limited. Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.
  
  (2) For row 11: The beneficial ownership percentage is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the offering, assuming the underwriters do not exercise their option to purchase additional ADSs, as reported in the Issuer's prospectus on Form 424B4 filed with the Securities Exchange Commission on December 6, 2024. The voting power of the shares beneficially owned by the Reporting Person represents 14.0% of the total outstanding voting power of the Issuer.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Co
Address of issuer's principal executive offices: SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, Shanghai, F4, 201203

## Item 2. Person Filing
Name of person filing:
(1) Talented Ventures III Limited;

(2) Shunwei China Internet Fund III, L.P.;

(3) Shunwei Capital Partners III GP, L.P.;

(4) Shunwei Capital Partners III GP Limited;

(5) Silver Unicorn Ventures Limited; and

(6) Koh Tuck Lye (each, a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
For (1) and (5):

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

For (2), (3) and (4):

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

For (6):

111 Somerset Road, TripleOne Somerset, #07-07 Singapore 238164
Citizenship:
For (1) and (5):

British Virgin Islands

For (2), (3) and (4):

Cayman Islands

For (6):

Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Rows 5, 7 and 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote:
The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.

Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition:
The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.

Shunwei China Internet Fund III, L.P. is the sole shareholder of Talented Ventures III Limited. Shunwei Capital Partners III GP, L.P. is the general partner of Shunwei China Internet Fund III, L.P.. Shunwei Capital Partners III GP Limited is the general partner of Shunwei Capital Partners III GP, L.P.. Shunwei Capital Partners III GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons dated February 12, 2025.

## Signatures
- Shunwei China Internet Fund III, L.P.: /s/ Tuck Lye Koh, Tuck Lye Koh/Authorized Representative (02/12/2025)
- Talented Ventures III Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Shunwei Capital Partners III GP, L.P.: /s/ Tuck Lye Koh, Tuck Lye Koh/Authorized Representative (02/12/2025)
- Shunwei Capital Partners III GP Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Silver Unicorn Ventures Limited: /s/ Tuck Lye Koh, Tuck Lye Koh/Director (02/12/2025)
- Tuck Lye Koh: /s/ Tuck Lye Koh, Koh Tuck Lye (02/12/2025)